UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
___________________

ACROPOLIS PRECIOUS METALS, INC.
(Exact name of registrant as specified in its charter)
___________________

Nevada
(State or other jurisdiction of incorporation)

333-144202	27-0141061
(Commission File Number)	(I.R.S. employer identification No.)

Suite 341 - 2620 South Maryland Parkway
Las Vegas, Nevada 89125-0541
Tel: 702-735-1772
(Address and Telephone Number of Registrant)
___________________

Bernard & Yam, LLP
Attention: Bin Zhou, Esq.
401 Broadway Suite 1708
New York, NY 10013
Tel: 212-219-7783
Fax: 212-219-3604
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of Registrant)
___________________

Common Stock, $.00001 par value
(Title and Class of Securities registered pursuant to Section 12(g) of the Act)

June 19, 2008

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

ACROPOLIS PRECIOUS METALS, INC.
Suite 341 - 2620 South Maryland Parkway
Las Vegas, Nevada 89125-0541

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and
Securities and Exchange Commission Rule 14f-1

Notice of Change in the
Majority of the Board of Directors

June 19, 2008

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Acropolis Precious Metals, Inc., a Nevada corporation (the "Company"), at the close of business on June 19, 2008, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about June 19, 2008.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On June 19, 2008, Walter Brenner and Horst Balthes (the "Affiliate Sellers"), two major shareholders and affiliates of Acropolis Precious Metals, Inc. (the "Registrant") consummated two Affiliate Stock Purchase Agreements (the "Affiliate Agreements") with Oracular Dragon Capital Company, Ltd. (the "Buyer"). Pursuant to the terms and conditions of the Affiliate Agreements, the Buyer acquired from the Affiliate Sellers a total 3,100,000 shares of common stock of the Registrant for a total price of $ 75,000.

Also on June 19, 2008, a group of non-Affiliate Stockholders ("Non-Affiliate Sellers") of the Registrant, consummated a Non-Affiliate Stock Purchase Agreement ("Non-Affiliate Agreement") with the Buyer Oracular Dragon Capital Company, Ltd. Pursuant to the terms and conditions of the Non-Affiliate Agreement, Buyer acquired from the Non-Affiliate Sellers a total 1,424,231 shares of common stock of the Registrant for a total price of $ 271,586.

As the result, under the terms and conditions of Affiliate Agreements and Non-Affiliate Agreement, Buyer Oracular Dragon Capital Company, Ltd. acquired from Affiliate and Non-Affiliate Sellers a total 4,524,231 shares of common stock of the Registrant (the "Transaction"), representing approximately 73.7% of the total issued and outstanding shares of the Registrant. In connection with the Transaction, (1) the Buyer’s nominees, Wei Wang, Li Wang, and Shiming Yu were appointed to the Board of Directors, (2) the Board appointed Wei Wang as Chairman of the Board and Chief Executive Officer, Li Wang as Secretary of the Board, and Shiming Yu as Chief Financial Officer; and (3) Walter Brenner, Zeny Manalo and Horst Balthes tendered resignation from the Board of Directors and as officers, as of June 19, 2008. This Information Statement containing the information required under SEC Rule 14f-1 (the "Information Statement").

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 75,000,000 shares of common stock, par value $0.00001 per share, of which 6,135,000 common shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information regarding the New Director and executive officer of the Company.

Wei Wang, Director, Chairman of the Board ad Chief Executive Officer. He graduated from Henan Provincial Party School. He has worked in petrochemical industry for fifteen years. He had worked successively as the Chairman of the board in Handan, Jinan petrochemical industry and joined Ruineng in 2007. He is in charge of the integrated business development, management and strategic planning of the company.

Li Wang , Director, Secretary of the Board. She graduated from China Politics and Law University and holding dual Bachelors in Law and Literature. Ms. Wang is the president of Zhenyuan (Canada) International Holding Inc. Meanwhile, Ms. Wang has also acted as the president of Greater Montreal Sino-Canadian Business Centre since 2006. In 2003, Ms. Wang became the president assistant in Zhenyuan Group China, when she participated all oversea cooperation projects, including the cooperation with Australian Forster securities company and the establishment of long-term cooperation relationship with technical and financial companies; the management and participation in financial consultation with Canada Investpro Securities Inc.; and the reorganization of the stocks, the assets of the Chinese private enterprise according to the Canadian financial system.She previously held oversea department manager at China Century Huayu Investment Co., Ltd. (subsidiary of Zhenyuan Group) in 2002, where she managed and participated in all international cooperation projects, such as World Bank EMC project on several enterprises’ loan operation in China Beijing and Wuhan.

Shiming Yu, Director, Chief Financial Officer. He is a Chinese Certified Public Accountant, graduated from Changchun Taxation College, Industrial Accounting major. He has worked for more than six years in first-grade large state-owned chemical enterprise concerning the management of cost, investment and financing. Later, he worked as chief financial director for five years in a domestic manufacturing enterprise and also worked in a large-scale domestic accounting firm for five years in auditing. He joined Origin Obit Company in 2007 and is in charge of the integrated financial planning, management, investment and financing work of the company.

FAMILY RELATIONSHIPS

There are no family relationships among any of the Company's directors and officers or the New Director.

VOTING CONTROL AND MANAGEMENT

Pre-Transaction Beneficial Ownership Structure and Principal Shareholders

The following table sets forth certain information as of June 19, 2008 prior to the consummation of the Transaction, with respect to the ownership of common stock by the directors and executive officers of the Company, and each person known by the Company to be the owner of five percent or more of the common stock of the Company.

Name of Beneficial Owner (1)	Amount of Direct Ownership	Position	Percent of Class (2)

Walter Brenner	3,000,000	President, Principal Executive Officer Director	48.90%

Zeny Manalo	0	Secretary and Director	0.00%

Horst Balthes	100,000	Treasurer and Director	1.63%

All Officers and Directors as a Group (3 Persons)	3,100,000		50.53%

(1)

Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.

(2)

Based on 6,135,000 shares of Common Stock issued and Outstanding.

Post-Transaction Beneficial Ownership Structure and Principal Shareholders:

The following table sets forth certain information as of June 19, 2008 upon the consummation of the Transaction, with respect to the ownership of common stock by the directors and executive officers of the Company, and each person known by the Company to be the owner of five percent or more of the common stock of the Company.

Name and Address of Beneficial Owners (1)	Amount and Nature of	Percent of Class (2)
	Beneficial Ownership

Directors and Executive Officers
Wei Wang, Director and Chief Executive Officer	0	0%
Li Wang, Director and Secretary	0	0%
Shiming Yu, Director and Chief Financial Officer	0	0%
Greater Than 5% Shareholders
Oracular Dragon Capital Company, Ltd.	4,524,231 (3)	73.7%
All officers and directors as a group (3 persons)	0	0%

(1)

Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(2)

Unless otherwise stated, each beneficial owner has sole power to vote and dispose of the shares. Based on 6,135,000 shares of Common Stock issued and Outstanding.

(3)

Upon the consummation of the Transaction described in this Information Statement, Oracular Dragon Capital Company, Ltd. acquired from Affiliate and Non-Affiliate Sellers a total 4,524,231 shares of common stock of the Company, representing approximately 73.7% of the total issued and outstanding shares of the Company.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We have not established any committee within the new Board of Directors as of June 19, 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities, none of the directors, executive officers, holders of ten percent of the Company's outstanding common stock, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, since the inception of the Company, in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to the Company since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SECTION 16 REPORTING

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND OFFICERS

The following table sets forth the compensation paid by us from inception on March 31, 2006 through April 30, 2007, for our officers. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named executive officer.

Executive Officer Compensation Table (Pre-Transaction)

						Non-Equity	Nonqualified
						Incentive	Deferred	All
				Stock	Option	Plan	Compensation	Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Principal Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Walter Brenner	2008	0	0	0	0	0	0	0	0
President	2007	0	0	0	0	0	0	0	0
	2006	0	0	0	0	0	0	0	0

Zeny Manalo	2008	0	0	0	0	0	0	0	0
Secretary	2007	0	0	0	0	0	0	0	0
	2006	0	0	0	0	0	0	0	0

Horst Balthes	2008	0	0	0	0	0	0	0	0
Treasurer	2007	0	0	0	0	0	0	0	0
	2006	0	0	0	0	0	0	0	0

EMPLOYMENT AGREEMENTS

The Company has not entered into any employments with our executive officers or other employees to date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2008	ACROPOLIS PRECIOUS METALS, INC.

/s/Wei Wang
Wei Wang
Chief Executive Officer, Chairman of the Board

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION
PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.